SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                             DASSAULT SYSTEMES S.A.
                             ----------------------
             (Exact Name of Registrant as Specified in its Charter)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
              (Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F X   Form 40-F
                                    ---           ---

  (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934)

                                  Yes     No X
                                     ---    ---

 (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
                            Rule 12g3-2(b): ______)

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, a press release dated November 21, 2002, announcing the successful implementation of an IBM Product Lifecycle Management (PLM) solution based on the Company's products, CATIA V5 and SMARTEAM, which was deployed across NSC Schlumberger's fiber-to-yarn division to develop new textile machines.




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                    NSC Schlumberger Develops Better Textile
              Machines with Product Lifecycle Management Solutions
                         from IBM and Dassault Systemes

          PLM Solutions CATIA V5 and SMARTEAM improve development time after only 18 months - PLM strategy to be extended throughout entire enterprise


Paris and Guebwiller, France - November 21, 2002 - NSC Schlumberger, IBM, and Dassault Systemes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) today announced the successful implementation of an IBM Product Lifecycle Management
(PLM) solution based on Dassault Systemes' products, CATIA V5 and SMARTEAM. The PLM solution was deployed across NSC Schlumberger's fiber-to-yarn division 18 months ago in order to develop new textile machines. The project, executed in three factories in France, involved the design, marketing and maintenance divisions. Schlumberger expects product development time to improve by 25%. As a result of this successful implementation, the company has decided to extend the IBM PLM solution to the other four subsidiaries of NSC Group.

The implementation of CATIA V5 and SMARTEAM at NSC Schlumberger has created concrete business value and rapid return on the PLM platform investment. This is exemplified by the elimination of the production of three costly prototypes for each new project. With the PLM platform in place, NSC now only produces one final prototype. The PLM platform has also allowed NSC to rapidly test various models in 3D, including new components and new mechanisms. In addition, maintenance is greatly improved, making NSC far more competitive by avoiding costly errors frequently involved in the maintenance phase. Overall, the implementation of the IBM PLM platform coupled with the support of IBM Business Consulting Services (BCS) will result in a 25% improvement in development time at NSC.

NSC has relied upon the support and implementation services from IBM BCS to determine the criteria for the new design platform and an appropriate product development strategy. IBM started by evaluating NSC's production environment and working processes and adapting CATIA V5 to NSC's business requirements. NSC Schlumberger and IBM, working with Dassault Systemes, developed new methodologies to create a true PLM strategy tailored to NSC's specific industry needs by sharing common experiences. After creating new design scenarios and new collaborative working methods, IBM BCS deployed the solutions, integrated the tools, and provided training and educational support for the product-related functions.

NSC fiber-to-yarn designs and manufactures a wide range of industrial machinery that produces yarn from natural or synthetic fibers. The division boasts a market share of over 50%. Although many of its competitors are moving operations to the Asia-Pacific region to decrease costs, NSC chose to become more competitive by creating more efficient textile machines and improving the product life cycle, especially concerning maintenance.

NSC evaluated several solutions and partners, and chose CATIA V5 for its ease of use and ability to foster creativity and innovation in the design process. They chose to complement the virtual design application with the product data management application SMARTEAM, also part of the IBM PLM product line, for its exceptional flexibility and ease of use in their



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environment. The two solutions met the many prerequisites established during the evaluation phase by NSC.

"The results were beyond what we had hoped for," said Gerard Gaire, director of Research and Development, NSC Schlumberger. "Our goal is to achieve similar results across our other four subsidiaries, using collaborative work processes and managing the product lifecycle from the budding idea through to maintenance. With the help of IBM, we are exploiting powerful PLM solutions and methodologies, essential to growing our market share."

"By implementing IBM PLM solutions for product development and product data management, and complementing this PLM platform with collaborative methodologies, NSC Schlumberger is setting an example of how e-business should be done. And after only 18 months, the investment is paying off. We salute NSC Schlumberger for their winning vision and will continue to help them reap the many business benefits IBM PLM solutions offers." said Klaus Schaeffer, vice president EMEA, IBM Product Lifecycle Management.

"NSC Schlumberger's decision to use CATIA V5 after performing extensive comparative testing illustrates CATIA's superior performance as the world's leading 3D Product Lifecycle Management solution for fabrication and assembly industries," said Philippe Forestier, executive vice president of Sales and Marketing at Dassault Systemes. "NSC's choice of SMARTEAM to complement CATIA V5 underscores the seamless integration between the two 3D PLM solutions, giving NSC the capability to manage highly complex processes and data with ease, efficiency and speed."

                                       ###

About NCS Schlumberger
The NSC Group designs and manufactures machinery and equipment for the textile and packaging industries. The NSC Group is a world-class player in the processing of natural or synthetic long staple fibers, the production of nonwovens, and the manufacture of packaging products. They contribute to the manufacture of a remarkably wide range of products - from wool suits to carpeting and wall coverings, to diapers, automobile interiors, food cans and pharmaceutical packaging.

Their 1,400 employees are constantly developing new solutions to enhance creativity, competitiveness and performance. The NSC Group is present throughout the world. Their 9 production facilities are based in France, the United States and China. Subsidiaries and sales offices are located in the United States, Italy, Germany, China, the United Kingdom, central Europe and South America. In addition, they have an agency network in more than 60 countries. Structured as 5 business units (NSC fiber to yarn NSC nonwoven, NSC packaging, NSC system solutions and NSC services), the NSC Group offers the same combination of expertise, experience and know-how throughout the world.

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com
------------------

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com
                                                     ------------------



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
IBM Press Contact:             Dassault Systemes Press Contacts:    Dassault Systemes Investor Contacts:

Colette Ballou                 Anthony Marechal                     Harriet Keen, Emma Rutherford
+33 1 41 88 56 21              + 33 1 55 49 84 21                   Financial Dynamics
colette_ballou@fr.ibm.com      anthony_marechal@ds-fr.com           London tel. +44 207 831 3113
-------------------------      --------------------------

                               Simon Manley, Anya Velzeboer         Jean-Benoit Roquette, Ron Dassa
                               Financial Dynamics                   Financial Dynamics France
                               London tel. +44 207 831 3113         Paris tel. +33 1 47 03 68 10

                               Lorie Lichtlen, Nelly Dimey
                               Financial Dynamics France
                               Paris tel. +33 1 47 03 68



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


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Dated: November 21, 2002              By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration



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